

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

Via E-mail
Ross W. McCanless, Esq.
Chief Legal Officer
Extended Stay America, Inc.
ESH Hospitality, Inc.
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277

>   **Re: Extended Stay America, Inc.**
>   **ESH Hospitality, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 22, 2013**
>   **File No. 333-190052**

Dear Mr. McCanless:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared by Smith Travel Research and The Highland Group. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be

returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates. We particularly note the industry performance projections on the top of page 6.

<u>Market and Industry Data, page iv</u>

3.   Please remove the language stating that you make no representation regarding information contained in your prospectus, which appears to disclaim your responsibility for such information. Note that we would not object to a statement that you have not verified the accuracy or completeness of this third party data.

<u>Prospectus Summary</u>

<u>Our Company, page 1</u>

4.   Please revise the summary of the company's history in the last paragraph to reference the 2009 bankruptcy.

<u>Our Business and Growth Strategies, page 4</u>

5.   Please supplementally provide us support for the calculation in the third paragraph related to RevPAR growth. In addition, in the "Key Metrics Evaluated by Management" section on page 77, please identify the hotel brands most frequently included in your hotels' RevPAR Index.

6.   To the extent different from the overall portfolio strategy, please revise to address your growth strategy for your economy extended stay portfolio.

<u>Risks Related to the Lodging Industry and Our Business, page 10</u>

7.   Please revise the second bulleted item in this section to actually disclose the amount of debt that you will have outstanding following the consummation of the Pre-IPO transactions and the offering.

8.   Please revise the third bullet to address the risk that loan covenants may restrict or prohibit the payment of dividends to shareholders.

9.   Please revise the last bulleted item in this section to quantify your sponsors' post-offering ownership stake in the company. Please also disclose in the summary risk factors the corporate governance risks resulting from the sponsors' control over the board and the company being a "controlled company" and the market price risk of future sales of the sponsors' holdings.

The lodging industry is cyclical…, page 17

10.	We note your earlier disclosure that the extended stay segment tends to follow the cyclicality of the overall lodging industry; however, in light of noted distinctions, such as longer average length of stay, revise to more specifically address the impact of cyclicality within your segment of the lodging industry.

Risk Related to Our Business, page 19

11.	We note that you have high concentrations of properties in California, Texas and Florida. Please include a risk factor addressing geographic concentration risk.

Access to capital, timing, budgeting…, page 20

12.	Please revise this risk factor and the risk factor on the following page related to your indebtedness to provide more quantitative information regarding the impact your indebtedness may have on your access to capital and ability to pay dividends. For example, please disclose your most recent debt yield ratio. In addition, please consider disclosing your pro forma debt to equity ratio and debt service coverage ratio.

We may be liable for indemnification…, page 24

13.	Please revise to quantify the amount of outstanding claims for which you may have to provide indemnification.

Our structure has been infrequently utilized by public companies…, page 34

14.	Please revise to state that the company does not plan to pursue a private letter ruling from the IRS in connection with this transaction.

Use of Proceeds, page 48

15.	In your amended filing please disclose the approximate amounts for each principal purpose for which net proceeds are intended to be used. Additionally, as a material part of the proceeds are to be used to discharge indebtedness, disclose the interest rate and maturity of such indebtedness. Refer to Item 504 of Regulation S-K.

Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company

Notes and Management's Assumptions to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2013

1. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet…, page 61

Footnote (B), page 41

16.   We note your disclosure that the acquisition of HVM will be accounted for as a common control transaction. Please provide an analysis that supports this conclusion, including a discussion of the common control relationship that exists prior to and after the transaction. Cite any relevant accounting literature within your response.

17.   Please provide us with a more detailed description of the transactions that will lead to ESH REIT being consolidated by the company. In your response tell us how you intend to account for each transaction. Cite any relevant accounting literature in your response.

18.   It appears that you intend to account for the shareholders' interest in subsidiary as a component of the company's equity. Tell us how you arrived at the conclusion that this amount should not be accounted for as component of noncontrolling interests. Cite any relevant accounting literature in your response.

2. Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations…, page 61

Footnote (CC), page 62 & 63

19.   Please explain to us how your adjustments to record the reductions in interest expense related to certain repaid ESH REIT indebtedness and the associated amortization of deferred financing costs are factually supportable.

Unaudited Pro Forma Condensed Consolidated Financial Statements of the ESH REIT

1.Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet…, page 68

Footnote (A), page 68

20.   Please explain to us in greater detail how you arrived at the conclusion that HVM should no longer be consolidated by ESH REIT following the formation transactions. In your response clarify for us whether HVM ceases to be a VIE following the transactions or if ESH REIT ceases to be the primary beneficiary and the reasons for your conclusions. Please cite any relevant accounting literature in your response.

Footnote (AA), page 68 & 69

21.   Please tell us how the adjustment to reflect revenues and the related income taxes associated with the amended leases to be entered into by ESH REIT with wholly-owned subsidiaries of the Company are factually supportable.

Selected Historical Consolidated and Combined Financial and Other Data, page 71

22.   Please explain to us why you have not provided separate selected financial data information related solely to ESH Hospitality LLC and Subsidiaries.

Management's Discussion and Analysis…page 76

23.   Please enhance your MD&A to include a discussion of the significant factors, assumptions and valuation techniques used to value your profit units. In addition, for any grants made during the twelve months prior to the date of the most recent balance sheet included in your filing, please include a discussion of any significant factors contributing to the difference between the value of the profit unit grants and an equivalent number of common shares at the IPO price.

Consolidated and Combined Liquidity and Capital Resources

Capital Expenditures, page 112

24.   Expand here to discuss any material costs you expect to incur in connection with your ongoing rebranding program.

Management, page 136

25.   Please revise the bio for each executive officer and significant employee that was an employee of Extended Stay or its affiliates in or in the two years preceding June 2009, to reference the bankruptcy proceedings.

Executive Compensation, page 142

Equity Incentive Awards, page 146

26.   We note your disclosure that in connection with the Pre-IPO Transactions it is anticipated that the profit units will be converted into shares and the board of directors of the company and ESH REIT will each adopt a new equity compensation plan. Please tell us how the Company plans to account for the aforementioned transactions. Cite all relevant accounting literature within your response.

Revolving Facility, page 166

27.   We note that you intend to enter into a new facility. To the extent applicable, please disclose any preliminary agreements with respect to the material terms of any such facility.

Description of Our Capital Stock, page 167

28.   Please describe the Class C common stock.

Material United States Federal Income Tax Considerations

Taxation of ESH REIT, page 178

29.   Please confirm to us that the REIT qualification tax opinion to be filed as an exhibit will specifically address the application of Section 269B(a)(3) to ESH REIT, the treatment of the Company and ESH REIT as separate corporate entities, and the treatment of Class B shares as "freely transferable."

30.   We note the disclosure regarding counsel's reliance on company factual representations. Please tell us whether counsel will simply rely of the company's representation that ESH REIT does not own 10% of any corporate lessee, or whether counsel will make a legal determination regarding the issue based on factual information regarding stock ownership provided by the company. Similarly, please tell us whether counsel will simply rely of the company's representation that the value of Class B common stock of ESH REIT is less than 50% of the value of all shares of ESH REIT, or whether counsel will make a legal determination regarding the definition of "stapled entities" in Section 269B(c)(2) based on factual information regarding valuations provided by the company. We may have further comment.

31.   Please revise the fourth paragraph to provide more detail on the "complex and technical" issues raised by the pre-IPO transactions.

Underwriting, page 203

32.   Please disclose any actual historical investment banking and commercial dealings between the underwriters and the company, the sponsors and their affiliates.

Financial Statements

General

33.   Please update your predecessor financial statements in accordance with Rule 3-01 of
        Regulation S-X.

ESH Hospitality LLC and Subsidiaries and ESH Hospitality Strategies LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

1.Business, Organization and Basis of Consolidation and Combination, page F-32

34.   Please explain to us your basis for presenting combined predecessor financial statements.
        In your response, tell us the nature of the common control or common management
        relationship that exists among the combined entities. Cite any relevant accounting
        literature in your response. In addition, please revise your disclosure to clarify which
        entities are presented on a consolidated basis and which entities are being presented on a
        combined basis.

3. Summary of Significant Accounting Policies

Property and Equipment, page F-36

35.   We note from your disclosure on page 80 that you have undertaken significant hotel
        renovations related to certain properties. Please tell us whether you have capitalized any
        indirect costs such as interest, taxes or salaries, related to these renovation projects. To
        the extent you have capitalized indirect costs, please revise your disclosure to discuss the
        company's policies related to the capitalization of indirect costs, and the type of costs that
        are capitalized. In addition, to the extent applicable, please disclose the total amount of
        indirect costs that have been capitalized, providing separate disclosure for interest
        expense and all other indirect costs.

Advertising Costs, page F-37

36.   Please tell us your rationale for classifying advertising costs related to internet advertising
        as hotel operating expenses while classifying all other advertising costs as general and
        administrative expense.

15. Equity-Based Compensation, page F-61

37.   To the extent your profit units have been granted on multiple dates throughout the year,
        please disclose the number of instruments granted, fair value and key terms of the awards

on each grant date. In addition, please disclose whether the valuation of your profit units is performed contemporaneously or retrospectively.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

38.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review.   The drafts should be filed as EDGAR correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Bob Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Stuart H. Gelfond, Esq.
        Paul D. Tropp, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP